April 21, 2011

VIA EDGAR CORRESPONDENCE

H. Roger Schwall

Assistant Director

Mail Stop 4628

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Alpha Natural Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-4
(Filed April 12, 2011, File No. 333-172888)

Dear Mr. Schwall:

On behalf of Alpha Natural Resources, Inc. (“Alpha”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 20, 2011 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”).

Alpha has filed today Amendment No. 2 (“Amendment No. 2”) to the Form S-4, together with a copy of this letter via EDGAR correspondence. We are also providing supplementally to the Staff five copies of a version of Amendment No. 2, which has been marked to show changes since the filing of Amendment No. 1 on April 12, 2011.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally, the information contained herein with respect to Alpha has been furnished by Alpha and the information contained herein with respect to Massey Energy Company (“Massey”) has been furnished by Massey. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

The Merger, page 65

Background of the Merger, page 65

H. Roger Schwall,
Securities and Exchange Commission	Page 2	April 21, 2011

1.	We note your response to comment 14 in our letter dated April 8, 2011. However, the comment was not intended to apply only to those contents of your presentation cited (“including”) in the comment. Expand your discussion to briefly summarize Perella Weinberg’s presentations regarding items (i), (ii) and (iii).

In response to the Staff’s comment, the disclosure on pages 80 and 81 has been revised.

Massey Unaudited Prospective Financial Information, page 110

Alpha Unaudited Prospective Financial Information, page 112

2.	Indicate the primary assumptions underlying the information in the tables.

In response to the Staff’s comment, the disclosure on pages 110, 111, 112 and 113 has been revised.

Note 3—Pro Forma Adjustments, page 178

3.	We note your response to prior comment 27 indicating that you wrote off Massey’s previously acquired coal supply agreements and intangible assets with the intention of reassessing the fair values of these assets using current market data and cash flow estimates following the completion of the merger. We understand that you also eliminated $46.1 million in 2010 amortization expenses related to these assets, which reduced your total pro forma loss from operations by approximately 46%, as a pro forma adjustment as described in your footnote (i) on page 179. We do not see how your pro forma adjustments assigning zero value to coal supply agreements and intangible assets and eliminating historical amortization expense pertaining to these assets are factually supportable. Unless you are able to establish proper rationale in accordance with Rule 11-02(b)(6) of Regulation S-X, you would need to refrain from adjusting these historical accounts.

In response to the Staff’s comment, the disclosure on pages 38, 173, 174, 178 and 179 has been revised.

*    *    *

Should you have any questions or comments regarding the foregoing, please contact Jeffrey S. Lewis or the undersigned of Cleary Gottlieb Steen & Hamilton LLP, counsel to Alpha, at (212) 225-2000.

Sincerely,

/s/ Matthew P. Salerno
Matthew P. Salerno

cc:	Vaughn R. Groves, Esq.
Alpha Natural Resources, Inc.

Richard R. Grinnan, Esq.
Massey Energy Company

Jeffrey S. Lewis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Robert I. Townsend III, Esq.
Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP

David M. Carter, Esq.
David Meyers, Esq.
Troutman Sanders LLP